EXHIBIT 99.1

Theratechnologies: update on motion for authorization to institute class action against the Company

Montreal, Canada – February 24, 2011 – Theratechnologies Inc. (TSX: TH) (NASDAQ: THER) announced today that the Superior Court of Quebec has authorized the institution of a class action and an action based on the secondary market liability provisions of the Quebec Securities Act against Theratechnologies (the “Company”), its current Chairman of the Board of Directors and its former president and chief executive officer on behalf of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010.

The representative of this class of persons is 121851 Canada Inc., a former shareholder of the Company. This person alleges that Theratechnologies did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose a material change and will have to prove these allegations on the merits.

Despite the granting of such a motion, Theratechnologies is of the view that the allegations against it are entirely without merit and will take all appropriate actions to vigorously defend its position.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor (GRF) peptides. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Contact:

Roch Landriault

NATIONAL Public Relations

Phone: 514-843-2345

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com